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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Incenter Securities Group LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 11th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Harrison

(646) 810 - 8576

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name – if individual, state last, first, middle name)

800 Nicollet Mall Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Harrison _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Incenter Securities Group LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

FREDERICK E. CAMMERZELL III
NOTARY PUBLIC STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 23, 2023

_____
Notary Public

March 1, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Incenter Securities Group LLC

Statements of Financial Condition

As of December 31, 2018 and 2017

Incenter Securities Group LLC

Table of Contents	Page



Report of Independent Registered Public Accounting Firm

Directors and Member
Incenter Securities Group LLC
Charlotte, North Carolina

Opinion on Statement of Financial Condition

We have audited the accompanying statements of financial condition of Incenter Securities Group LLC (the "Broker-Dealer") as of December 31, 2018 and 2017, and the related notes (collectively referred to as the "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2017.

Minneapolis, Minnesota
February 28, 2019

Incenter Securities Group LLC

Financial Statement

Incenter Securities Group LLC
Statements of Financial Condition
(in thousands)

	December 31,		
	2018		**2017**
Assets			
Cash and cash equivalents	$ 4,664	$	52
Securities owned, at fair value ($0 and $60,115, respectively, pledged as collateral)	—		73,373
Receivable from clearing organization	1,000		26,024
Securities purchased under agreements to resell, at fair value	—		2,640
Derivative assets, at fair value	—		319
Fixed assets and leasehold improvements, less accumulated depreciation	2		57
Receivable from affiliate	526		—
Other assets	76		67
Total assets	$ 6,268	$	102,532
Liabilities and member's equity			
Securities sold under agreements to repurchase, at fair value	$ —	$	56,714
Payables to clearing organization	—		30,148
Securities sold not yet purchased, at fair value	—		2,633
Derivative liabilities, at fair value	—		262
Accounts payable, accrued expenses and other liabilities	882		627
Total liabilities	882		90,384
Commitments and contingencies (Note 12)			
Member's equity	5,386		12,148
Total member's equity	5,386		12,148
Total liabilities and member's equity	$ 6,268	$	102,532

See accompanying notes to financial statements.

4

Incenter Securities Group LLC

Notes to Financial Statement

1.   Organization and Description of Business

Commencing operations on February 17, 2017, Incenter Securities Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company that is a wholly-owned subsidiary of Incenter LLC ("Incenter" or "Parent"). Incenter is a Delaware Limited Liability Company that is a wholly-owned subsidiary of UFG Holdings, LLC ("UFG"). UFG is a Delaware Limited Liability Company. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing organization, which is also a registered broker-dealer.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a fixed income securities broker-dealer, which comprises several classes of services, including principal transactions, transaction underwriting, and agency transactions.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such cash balances and investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Deposit amounts at each institution are insured by the FDIC up to certain limits. At December 31, 2018, the Company had approximately $4,664 thousand on deposit with Texas Capital Bank, N.A. of which $4,414 thousand was in excess of FDIC insured limits.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement ("ASC 820").

Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from one to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations.

6

Securities Purchased Under Agreements to Resell

The Company purchases securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, the Company sells securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at fair value. To mitigate credit exposure, the Company receives collateral with a fair value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required.

Receivable from (Payable to) Clearing Organization

The Company clears all of its proprietary and all of its customer transactions through another broker-dealer on a fully disclosed basis. Securities transactions are recorded on the trade date as if they had settled. The related amounts receivable and payable for unsettled securities transactions along with contractual deposits, are recorded in receivables from or payable to clearing organization on the Company's Statements of Financial Condition.

Securities Sold Under Agreements to Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Securities sold under agreement to repurchase are recorded at face amount, less any discount or plus any premium. In accordance with FASB ASC 860-10-40, repurchase to maturity transactions should be accounted for as secured borrowings.

The collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Income Taxes

The Company and Incenter are disregarded entities whose operational results are included in the federal and state income tax returns filed by UFG. UFG does not allocate income taxes to Incenter or to the Company. There is no formal tax-sharing arrangement between the Company, Incenter and UFG, nor is there any commitment on behalf of the Company to fund any tax liability of either Incenter or UFG.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

3. Liquidity and Going Concern

Commencing operations in February 2017, the Company is an early-stage company. Significant start-up costs were required to establish the personnel and business practices required of a SEC and FINRA regulated Broker-Dealer. Management has evaluated the Company's growth plans and continued strategic support for the Company with management of Incenter and Incenter's parent, UFG. Given the Company's projected growth plans and confirmed strategic support for the Company by both Incenter and UFG, management has concluded the Company is a going concern.

4. Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250 thousand. At December 31, 2018 and 2017, the Company had net capital under the alternative method of approximately $4,782 thousand and $10,763 thousand, respectively, which was approximately $4,532 thousand and $10,513 thousand in excess of its required net capital, respectively.

Additionally, the Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company introduces and clears its customers' transactions through a third-party on a fully-disclosed basis. See Note 7 - Clearing Arrangement for details.

5. Fair Value

ASC 820, *Fair Value Measurement* ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

ASC 820 established a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Following is a description of the three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2 Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3 Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow

methodologies, or similar techniques that require significant judgment or estimation. The Company does not have Level 3 instruments.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in that fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Investment securities:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities are composed of two main categories consisting of agency mortgage pass-through pool securities, and collateralized mortgage obligations. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security. Collateralized mortgage obligations are valued using quoted market prices and trade data, if available for identical or comparable securities. Agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in level 2 of the fair value hierarchy.

Derivative instruments:

Listed Derivative Contracts. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over the counter ("OTC") derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Other Derivative Contracts. The Company also enters into certain other derivative financial instruments, such as to-be-announced (TBA) securities. These instruments are similar in form to the Company's investment securities and TBA securities are generally valued using quoted market prices or readily observable trade data. TBAs are generally categorized in level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 8 - Financial Instruments.

The Company did not have any assets and liabilities measured at fair value on a recurring basis as of December 31, 2018. The following table presents the Company's fair value hierarchy for those assets and liabilities as of December 31, 2017, measured at fair value on a recurring basis (in thousands).

	December 31, 2017			
	Total Fair Value	Level 1	Level 2	Level 3
Assets				
Securities owned:				
U.S. agency securities	$ 73,373	$ —	$ 73,373	$ —
TBAs	319	—	319	—
Total assets	$ 73,692	$ —	$ 73,692	$ —
Liabilities				
Securities sold, not yet purchased:				
U.S. government securities	$ 2,633	$ 2,633	$ —	$ —
TBAs	262	—	262	—
Total liabilities	$ 2,895	$ 2,633	$ 262	$ —

There were no transfers between levels during the years ended December 31, 2018 and 2017.

6. Receivable from and Payable to Clearing Organization

Amounts receivable from and payable to clearing organization consist of the following (in thousands):

	December 31,	
	2018	2017
Receivable:		
Deposits with clearing organization	$ 1,000	$ 2,563
Receivable from clearing organization	—	23,461
Ending Balance	$ 1,000	$ 26,024
Payable:		
Payable to clearing organization	—	30,148
Ending Balance	$ —	$ 30,148

The Company clears all of its proprietary and all of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Deposits with clearing organization represent contractual amounts the Company is required to deposit with its clearing agent.

Securities transactions are recorded on the trade date as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded in receivables from or payables to clearing organization on the Company's Statements of Financial Condition.

As of December 31, 2018, there were no receivables from the clearing organization and no interest receivable on securities owned. As of December 31, 2017, the receivable from clearing organization includes unrestricted cash of $456 thousand and interest receivable on securities owned of $221 thousand.

7. Clearing Arrangement

During 2018, the Company signed a clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") to replace its previous clearing agreement with Cantor Fitzgerald & Co. ("Cantor"). The services include, but are not limited to the following:

- Executing customer trades;
- Generating, preparing, and mailing customer trade confirmations and account statements;
- Settling transactions in securities between the Company and other brokers and dealers;
- Performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- Carrying customer account balances and positions on the Clearing Agent's books, records and balance sheet.

Typically, the clearing organization settles transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the clearing organization for any loss, liability, cost, or expense incurred by the clearing organization as a result of the failure of any customer of the Company introduced to the clearing organization to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2018 and 2017, there were no significant liabilities payable to Merrill Lynch or Cantor, respectively, related to customer activities.

Although the Company does not have any intention at this point to terminate the clearing agreement with Merill Lynch prior to the expiration date, the company and Merill Lynch agreed there would not be a termination fee associated with either party electing to terminate the agreement.

8. Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for to be announced ("TBA") instruments is derived from quoted market prices for the same or similar instruments. Factors taken into consideration in estimating the fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and TBAs. The Company does not apply hedge accounting as defined by FASB ASC 815, *Derivatives and Hedging*, therefore all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

The unrealized gains for delayed-delivery, TBA, and when-issued securities generally are recorded in the Statements of Financial Condition net of unrealized losses by counterparty where master netting agreements are in place.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures, forward contracts, TBAs and when-issued securities provide for the delayed delivery of the underlying financial instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk

for forward contracts, TBAs, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the Statements of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The gross contractual and notional amounts of derivative financial instruments for the periods indicated are as follows (in thousands):

	December 31,			
	2018		2017	
Derivative Financial Instruments Not Designated as Hedging Instruments Under FASB ASC 815	Gross Contractual	Notional	Gross Contractual	Notional
Mortgage-backed securities:				
TBAs	—	—	53,267	51,312

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consisted of (in thousands):

	December 31,		
	2018	2017	Estimated Useful Life
Computer hardware and software	$ 3	$ 20	3-5 years
Furniture and fixtures	—	2	7 years
Leasehold improvements	—	41	*
Fixed Assets	3	63	
Less: Accumulated depreciation	(1)	(6)	
Total fixed assets and leasehold improvements, net	$ 2	$ 57	

* Shorter of life of lease or useful life of assets

10.   Securities Financing

As of December 31, 2018, there were no securities sold under repurchase agreements on the Company's Statements of Financial Condition. The following table represent the gross liability for securities sold under repurchase agreements and securities loaned disaggregated by the class of collateral pledged and by remaining contractual maturity of the agreements as of December 31, 2017 (in thousands).

December 31, 2017	Remaining contractual maturity of the agreements				
	Total	Overnight	Up to 30 days	30-90 days	Greater than 90 days
Repurchase Agreement Transactions					
U.S. Government Agency Mortgage-Backed Obligations	$ 56,714	$ —	$ 56,714	$ —	$ —
Total	$ 56,714	$ —	$ 56,714	$ —	$ —

Note that the collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

11.   Lease Abandonment

In October 2018, the Company moved out of facilities with remaining lease commitments through January 2023. As a result of this decision, the Company recorded a lease abandonment liability equal to the present value of all expected future lease payments, net of future sublease rental payments the Company will receive over the remaining term of the lease. See Note 12 - Commitments and Contingent Liabilities.

12.   Commitments and Contingent Liabilities

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry generally. As of December 31, 2018 and 2017, there were no known legal proceedings.

Leases

The Company conducts its operations in leased facilities. The future minimum rental commitments under non-cancelable real estate operating leases in effect at December 31, 2018 are as follows (in thousands):

Year Ending December 31,	Lease Commitments		Sublease Income		Net Lease Commitments
2019	$	112	$	66	$ 46
2020		115		—	115
2021		118		—	118
2022		122		—	122
2023		10		—	10
Total	$	477	$	66	$ 411

Certain leases contain renewal options and escalation clauses.

Abandoned Lease

A rollforward of the abandoned lease liability for the year-end December 31, 2018 is presented in the table below (in thousands).

	Abandoned lease
January 1, 2018	$ —
Canceled lease reserve	212
Abandoned lease payments, net of sublease receipts	(14)
December 31, 2018	$ 198

13. Pledged Assets and Collateral

Under the Company's collateralized financing agreements, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. At December 31, 2018, there were no securities received or provided as collateral. At December 31, 2017, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2,640 thousand and the fair value of the portion that had been sold or repledged was $2,633 thousand.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged securities that can be sold or repledged by the secured party are identified in the Statements of Financial Condition. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do have the right to sell or repledge the collateral was $60,115 thousand as of December 31, 2017.

14. Related Party Transactions

The Company is a wholly owned subsidiary of Incenter and utilizes its parent's resources in the course of its business. Services such as payroll, accounts payable, accounting, compliance, legal and human resources are provided to the Company by Incenter and billed via an expense sharing agreement on a monthly basis.

The Company had a receivable from Incenter of $526 thousand as of December 31, 2018, which is included in receivables from affiliates on the Statements of Financial Condition. The Company had a payable to related parties of $45 thousand and $499 thousand as of December 31, 2018 and 2017, respectively, which is included in accounts payable, accrued expenses and other liabilities on the Statements of Financial Condition.

Revolving Facility

On March 22, 2018, the Company entered into a Revolving Credit Agreement with UFG, with a maturity date of April 1, 2019, which renews for successive 90 day periods unless either party terminates the agreement. Under the terms of the Revolving Credit Agreement, the Company may borrow funds from UFG for an aggregate principal amount of up to $7,000 thousand. The Revolving Credit Agreement accrues interest at an annual interest rate of LIBOR + 350 basis points. As of December 31, 2018, there were no borrowings outstanding under the Revolving Credit Agreement.

15. Subsequent Events

The Company has evaluated subsequent events from the date of the financial statements of December 31, 2018 through February 28, 2019, the date these financial statements were issued. No events or transactions were identified that would have an impact on the financial position or results of operations of the Company as of December 31, 2018 as reported herein.